Exhibit 99.1

Videocon d2h Limited

CIN: U92100MH2002PLC137947

Regd. Off.: Auto Cars Compound, Adalat Road, Aurangabad- 431 005 (Maharashtra)

E-mail id: companysecretary@d2h.com, Website: www.videocond2h.com

Tel.No.: +91-240-2320750, Fax. No.: +91-240-2335755

Postal Ballot Notice

[Pursuant to Section 110 of the Companies Act, 2013, read with the Companies

(Management and Administration) Rules, 2014]

Dear Member(s),

Notice is hereby given that pursuant to the provisions of Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force) (“the Rules”) and other applicable laws and regulations that the resolutions appended are proposed to be passed by way of Postal Ballot.

The Explanatory Statement pertaining to the Resolutions setting out the material facts and the reasons thereof is annexed hereto along with the Postal Ballot Form for your consideration.

In the event the draft resolutions as set out in the notice are assented to by the requisite majority by means of Postal Ballot, they shall be deemed to have been passed as Special Business at an Extraordinary General Meeting. The date of the announcement of result of Postal Ballot shall be considered as the date of passing of the said resolution.

The Board of Directors of the Company has appointed Mr. Soumitra B Mujumdar, Practising Company Secretary (ACS: 30938 CP:12363), as the Scrutinizer for conducting the postal ballot process thereto in accordance with the provisions of the Companies Act, 2013 and the Rules made thereunder in a fair and transparent manner. Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 17.00 Hours (IST) on 28th September, 2017.

The Scrutinizer will submit his report to any Director or Company Secretary or Chief Financial Officer of the Company on 29th September, 2017. The result of postal ballot shall be declared on 29th September, 2017, at 1st Floor, Techweb Centre, New Link Road, Near Mega Mall, Oshiwara, Mumbai – 400 102, Maharashtra at 3:00 p.m. The results shall be displayed on the Company’s website.

SPECIAL BUSINESS

1.	To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Special Resolution:

“RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof) read with the applicable rules thereof, and in line with good corporate governance norms, the provisions of Memorandum and Articles of Association of the Company, and subject to such approvals, consents, permissions and sanctions as may be necessary, including but not limited to from the Central and / or State Government(s) and/or local authorities, departments, institutions, bodies, banks, financial institutions and agencies and subject to such terms, conditions, alterations, corrections, changes, variations and / or modifications, if any, as may be stipulated by any such authority, institution or body, while granting such approvals, consents, permissions and sanctions and which may be agreed to by the Board of Directors of Dish TV India Limited (“Dish TV”) or Dish TV Videocon Limited, as the case maybe, consent of the Members of the Company be and is hereby accorded to transfer, sell, hive-off or otherwise dispose off, assign, convey and deliver or cause to be sold, assigned, transferred and delivered, the Company’s non-core business (including set top boxes, dish antenna, and related services) together with its respective assets and liabilities (including employees/contracts etc pertaining to such business), hereinafter the “Infra support undertaking”, as a going concern on a ‘slump sale basis’, subject to, and upon the Scheme of Arrangement among the Company, Dish TV and their respective Shareholders and Creditors (“Scheme”), being made effective (when such “Infra support undertaking” shall become part of the merged entity, i.e., Dish TV Videocon Limited), by way of business transfer agreement or in such other manner as may be decided by the Board of Dish TV or Dish TV Videocon Limited, as the case maybe, for a consideration not less than the Book Value of the Infra support undertaking. The transfer of such Infra support undertaking from the merged entity, i.e., Dish TV Videocon Limited (i.e. the holding company) to Dish Infra (its wholly owned subsidiary) shall be effective from the appointed date of the Scheme i.e. October 01, 2017, or such other date as may be decided by the Board of Directors of Dish TV or Dish TV Videocon Limited, as the case maybe.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall unless repugnant to the context or meaning thereof, be deemed to include a duly constituted committee thereof and any person authorized by the Board in this behalf) be and is hereby authorized to do and perform all such acts, deeds, matters and things as it may, in its absolute discretion, deem fit, necessary, proper or desirable, including finalizing, varying and settling contracts, deeds, undertakings, and other documents, file applications, and make representations in respect thereof and seek the requisite approvals, consents, permissions and sanctions as may be applicable, including but not limited to from the Central and / or State Government(s) and/or local authorities, departments, institutions, bodies, agencies, banks and financial institutions, suitably inform and apply to all the concerned authorities, institutions or bodies, including in respect of the requirements of the Central and / or State Government(s) and/or local authorities, including but not limited to courts, municipal authorities, Registrar of Companies, custom authorities, excise authorities, Income Tax Authorities, GST / Sales Tax Authorities, VAT authorities, any other regulatory authorities and / or to represent the Company before the said authorities, institutions or bodies, and to sign and submit such applications, letters, forms, returns, deeds, documents and to settle any question, difficulty, doubt that may arise, if any with regard to this dealing, without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution.”

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred by this resolution, to any Director(s), or to any committee of Director or any other officer(s) / Authorised Representative(s) of the Company, or to engage any advisor, consultant, agent or intermediary, as may be deemed necessary to give effect to this resolution.”

For and on behalf of the Board of Directors of

Videocon d2h Limited

Sd/-

Saurabh P. Dhoot

Whole-Time Director

DIN: 00970362

Place: Mumbai

Date: 24th August, 2017

Registered Office:

Auto Cars Compound,

Adalat Road,

Aurangabad- 431 005 (Maharashtra)

CIN: U92100MH2002PLC137947

E-mail id: companysecretary@d2h.com

Website: www.videocond2h.com

Tel.No.: +91-240-2320750

Fax. No.: +91-240-2335755

Notes:

1.	Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 in respect of the business specified above is annexed.

2.	In terms of Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014, the items of business as set out in the Notice are sought to be passed by Postal Ballot.

3.	Mr. Soumitra B Mujumdar, Practising Company Secretary (ACS: 30938, CP:12363) has been appointed as Scrutinizer for conducting the scrutinizing process for Postal Ballot in accordance with the law in a fair and transparent manner.

4.	This notice is being sent to all the members, whose names appear in the Register of Members/Records of Depositories as on the close of working hours on 21st August, 2017, i.e. “the cut-off date”. Voting Rights shall be reckoned on the paid-up value of the shares registered in the name of the members as on the cut-off date. The Postal Ballot Notice is sent to all the shareholders at their address, registered with the Company /Depositories by Speed Post/ Registered Post / Courier.

5.	The Postal Ballot Form together with the self-addressed business reply envelope is enclosed for the use of the members. Please read carefully the instructions printed on the enclosed Postal Ballot form before exercising your vote and return the same duly completed, signifying your assent/dissent, in the attached self-addressed business reply envelope, so as to reach the Scrutinizer on or before 17.00 hours on 28th September, 2017. Postal Ballot forms received after this date will be strictly treated as if the reply from the Members has not been received.

8.	The shareholders are requested to exercise their voting rights by using the attached original Postal Ballot form only.

9.	The Scrutinizer will submit his report of the votes polled through Postal Ballot, to the any Director or Company Secretary or Chief Financial Officer. The Director, or in his absence, the Company Secretary or the Chief Financial Officer, will announce the results of Voting by Postal Ballot on 29th September, 2017 and the resolutions will be taken as passed effectively on the date of announcement of the results by any Director or the Company Secretary or Chief Financial Officer, as the case may be. The Scrutinizer’s decision on the validity of the votes cast through Postal Ballot shall be final. The Results of the Postal Ballot will be announced 29th September, 2017, at 1st Floor, Techweb Centre, New Link Road, Near Mega Mall, Oshiwara, Mumbai – 400 102, Maharashtra at 3:00 p.m. and shall also be displayed on the Company’s website.

EXPLANATORY STAEMENT PURSUANT TO SECTIONS 102(1) AND 110 OF THE COMPANIES ACT, 2013

Videocon d2h Limited (“Videocon”), has entered into Scheme of arrangement (“Scheme”) with Dish TV India Limited (“Dish TV”). The scheme has been approved by National Company Law Tribunal, Mumbai Bench (NCLT) on 27th July, 2017 and the certified copy of final order of the NCLT is awaited. The appointed date of merger is October 01, 2017.

Dish TV and Videocon are inter alia engaged in the business of providing direct-to-home (DTH) service to their respective subscribers in India.

Dish TV provides DTH services to its subscribers whereas the infra support services (including Set top boxes, Low noise block, Dish Antenna, wire, etc, related services) are provided by Dish Infra Services Private Limited (Dish Infra), the wholly owned subsidiary of Dish TV.

Videocon, currently, provides both DTH & infra support services directly through itself, to its subscribers. With a view to sync the existing business model of Videocon with that of Dish TV post amalgamation of Videocon with and into Dish TV, the Board of Directors of Videocon, have, approved to sell / transfer, as a going concern, on slump sale basis by way of business transfer agreement, Videocon’s non-core business undertaking / infra support undertaking i.e. business of providing infra support services to the subscribers of Videocon including Set top boxes, Low noise block, Dish Antenna, wire, etc, related services, together with its respective assets and liabilities, which shall also include all employees / contracts etc pertaining to such business undertaking (“Undertaking”), subject to, and upon the Scheme of Arrangement among the Company, Dish TV and their respective Shareholders and Creditors (“Scheme”), being made effective (when such Undertaking shall become part of the merged entity, i.e., Dish TV Videocon Limited), to Dish Infra, for a consideration of not less than the Book Value of such Undertaking, subject to Member’s and other requisite approvals. For the sake of clarity, sale / transfer of the Undertaking of the Company as merged into Dish TV will be effected by and from the merged entity viz. Dish TV Videocon Limited to its wholly owned subsidiary Dish Infra.

The transfer of the Undertaking shall be conditional upon the Scheme becoming effective and the receipt of any approvals, consents, permissions, sanctions that may be required. The transfer of the Undertaking from the merged entity, i.e., Dish TV Videocon Limited (i.e. the holding company) to Dish Infra (its wholly owned subsidiary) shall be effective from the appointed date of the merger i.e. October 01, 2017, or such other date as may be decided by the Board of Directors of Dish TV or Dish TV Videocon Limited, as the case maybe.

The proposed transfer shall enable smooth running of business of the merged entity immediately on merger becoming effective, enabling the merged entity to focus on the core activity of the company viz., the subscription activities and anticipated growth in the DTH Platform.

The employees engaged in the Undertaking, shall be transferred to Dish Infra on no less favorable terms and with continuity of service.

The Undertaking proposed to be transferred as a going concern on a ‘slump sale’ basis (as defined under Section 2(42C) of the Income-Tax Act, 1961) for a lump sum consideration, without values being assigned to individual assets and liabilities.

The Board of Directors recommends the Special Resolution for your approval. The Directors and Key Managerial Personnel(s) of the Company and their respective relatives may be deemed to be concerned or interested in the above resolution only to the extent of their shareholding in the Company.

For and on behalf of the Board of Directors of

Videocon d2h Limited

Sd/-

Saurabh P. Dhoot

Whole-Time Director

DIN: 00970362

Place: Mumbai

Date: 24th August, 2017

Registered Office:

Auto Cars Compound,

Adalat Road,

Aurangabad- 431 005 (Maharashtra)

CIN: U92100MH2002PLC137947

E-mail id: companysecretary@d2h.com

Website: www.videocond2h.com

Tel.No.: +91-240-2320750

Fax. No.: +91-240-2335755